JPMORGAN TRUST I

JPMORGAN TRUST II

J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.

J.P. MORGAN MUTUAL FUND GROUP

JPMORGAN INSTITUTIONAL TRUST

JPMORGAN ACCESS MULTI-STRATEGY FUND LLC

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

PACHOLDER HIGH YIELD FUND, INC.

UNDISCOVERED MANAGERS FUNDS

270 PARK AVENUE

NEW YORK, NY 10017

June 27, 2014

Christine D’Angelo

Jeffrey Long

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust I”) - File No. 811-21295; JPMorgan Trust II (“Trust II”) - File No. 811-04236; JPMorgan Mutual Fund Investment Trust (“JPMFIT”) - File No. 811-05526; J.P. Morgan Fleming Mutual Fund Group, Inc. (“JPMMFG”) - File No. 811-08189; JPMorgan Institutional Trust (“JPMIT”) - File No. 811-21638; Undiscovered Managers Funds (“UMF”) File No. 811-08437; JPMorgan Access Multi-Strategy Fund LLC (“JPMAMSF”) - File No. 811-21552; JPMorgan Mutual Fund Group (“JPMFG”) - File No. 811-05151; JPMorgan Access Multi-Strategy Fund II (“JPMAMSFII”) – File No. 811-22575; Pacholder High Yield Fund, Inc. (“Pacholder”) – File No. 811-05639– (each, a “Trust”, and collectively, the “Trusts”)

Dear Ms. D’Angelo and Mr. Long:

This letter is in response to the comments you provided on March 25, 2014 with respect to the Funds and applicable shareholder reports and Forms N-CSR listed on Schedule A (the “Funds”) in connection with the Sarbanes-Oxley examination of the Funds. Our responses to your comments are set forth below. References to sections of shareholder reports and Form N-CSR are from the documents specified on Schedule A except as otherwise indicated. We will incorporate the changes referenced in our response for the applicable Funds into the next shareholder report or applicable regulatory filing as noted below except as otherwise indicated.

N-SAR Filings

1.	Comment: On October 10, 2013, amended N-SARs were filed for a number of Funds. Please indicate why the amendments were filed. For future amendments to N-SARs, please include a cover letter that provides the reason for amending the applicable N-SAR.

Response: N-SARs filed during the period August 2011 through June 2013 were filed incorrectly as “unconfirmed copies” due to a technology error in the N-SAR filing vendor’s software. As a result the J.P. Morgan Funds N-SARs for this period were resubmitted to the SEC as amended filings on October 10, 2013. We were informed that the filing vendor contacted the Securities and Exchange Commission’s (“SEC”) Division of Investment Management (the “Division”) for guidance and was advised that all impacted N-SARs should be resubmitted and that no penalties would be assessed and the filings would not be considered late.

Future amended N-SAR filings will include a cover letter explaining the reason for amending the filing.

2.	Comment: In October 2013, the Form 40-17F2 – “Certificate of accounting of securities in custody of management investment companies” was filed for certain funds for the period ending June 30, 2012. Please confirm whether these Forms are required for the Funds and if all Forms have been filed.

Response: For the Funds that use JPMorgan Chase Bank, N.A., an affiliated custodian, we confirm that Forms 40-17F2 are required for such Funds. Since the time of your comment, Forms related to the October 31, 2012, December 31, 2012, February 28, 2013 and June 30, 2013 examinations have been filed. Management continues to work with the Funds’ custodian and independent registered public accounting firm to resolve various administrative challenges in obtaining confirmations for foreign securities held in omnibus accounts through sub custodians and foreign depositories. At present, examinations are under way for all Funds to satisfy Rule 17f-2 under the 1940 Act, and management expects those filings to be completed in the near term.

3.	Comment: On February 28, 2013, JPMorgan Trust I filed N-SAR for JPMorgan U.S. Real Estate Fund. The filing did not include the accountant’s reports on internal control.

Response: The shareholder report for JPMorgan U.S. Real Estate Fund is included with another Fund that is a series of JPMorgan Trust I. However, JPMorgan U.S. Real Estate Fund is a series of JPMorgan Trust II. The accountant’s report for this Fund was included in the N-SAR for JPMorgan Trust II which was filed on March 1, 2013.

Shareholder Reports – Management Discussion of Fund Performance (“MDFP”)

4.	Comment: The MDFP for the JPMorgan Global Equity Income Fund indicates that the Fund invested in derivatives but does not indicate how such derivatives impacted performance. The MDFPs for the JPMorgan Core Plus Bond Fund, the JPMorgan Global Allocation Fund, the JPMorgan Diversified Risk Fund and the JPMorgan Total Emerging Markets Fund did not discuss that the Funds invested in derivatives or how the Funds’ use of derivatives helped or hurt performance. The disclosure for these Funds could be enhanced to discuss how the use of derivatives by these Funds helped or hurt performance in accordance with the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institutes in a letter dated July 30, 2010 (“Derivatives Letter”). Please indicate whether the Funds use a particular threshold to determine whether to include derivatives disclosure.

Response: The Derivatives Letter indicates that the MDFP should disclose factors “that materially affect the fund’s performance during its most recently completed fiscal year.” The use of derivatives by the Funds listed above did not have a material impact on such Funds’ performance. With respect to the Global Equity Income Fund, the disclosure concerning derivatives was provided as additional information to provide information on how the Fund was managed during the period. There is not a specific threshold that we use to include derivatives disclosures. Rather, we continue to evaluate our disclosures in light of the guidance in the Derivatives Letter to provide shareholders with transparency concerning derivative strategies and indicate in the MDFP the impact of these strategies where they had a material impact on a Fund’s performance.

5.	Comment: Certain JPMorgan SmartRetirement Funds compare the returns of Institutional Class Shares to the Funds’ benchmarks while other JPMorgan SmartRetirement Funds compare the returns of Select Class Shares to the Funds’ benchmarks. Please explain the Funds’ methodology for selecting the share classes that are used for comparison purposes in the Shareholder Reports (e.g., largest share class, oldest share class, etc.).

Response: Generally, the J.P. Morgan Funds will show the share class with the largest assets for comparison purposes in the initial shareholder report. The share classes shown for the J.P. Morgan SmartRetirement Funds (Institutional and Select) were the largest share class at a particular point in time.

6.	Comment: The MDFP for the JPMorgan Short Duration Bond Fund indicates that the Fund outperformed the benchmark. Please consider adding disclosure about the specific share class that outperformed or underperformed the benchmark as different share classes of a fund will have different performance results versus the benchmark with some potentially underperforming and others potentially outperforming.

Response: The specific class referred to in the MDFP is included at the top of the MDFP page. Effective with the April 30, 2014 reporting cycle, the share class performance against the benchmark is included in the body of the MDFP.

7.	Comment: Some of the benchmark returns for certain JPMorgan SmartRetirement Funds and JPMorgan Institutional Trust Funds are as of month end whereas other benchmark returns are as of a fund’s inception date. Please explain the difference in methodology.

Response: The benchmark returns ordinarily are reported since inception, if available. In future filings we will review the benchmark returns presented in the graph to confirm that benchmark returns are shown since inception if the fund has existed for less than 10 years. Once the fund is in existence greater than 10 years, the fund will then use the 10 year benchmark return.

Shareholder Reports — Schedule of Investments (“SOI”)

8.	Comment: For Funds like the JPMorgan High Yield Fund that invest in payment in kind bonds (“PIK”), please disclose any PIK rate separate from the cash portion of the bond.

Response: The Funds currently disclose the current coupon rate for PIK in the Schedule of Investments. This represents the rate the issuer pays in additional bonds or as a cash payment. In future financial statements, where this information is available, the Funds will disclose the current coupon, and both the cash and PIK rate for bonds which have this feature.

9.	Comment: For the JPMorgan Access Balanced Fund and JPMorgan Access Growth Fund, the percentage of investments in international equities in the “Portfolio Composition by Country” does not agree with the percentage allocations for such investments in the SOI. Please explain how these sectors are determined.

Response: The percentages do not agree because they are displaying different types of information. In the SOI, the Funds describe holdings in “Investment Companies” by the types of securities in which such investment companies principally invest. For example, the SOI for the JPMorgan Access Balanced Fund indicates that, of the 80.8% of the assets invested in Investment Companies, 20.2% was invested in “International Equity”. This description is based on the types of investments made by such Investment Companies. In contrast, the information under “Portfolio Composition by Country” does not look through to underlying investments made by such investment companies but rather reflects where the issuers of the securities held by the JPMorgan Access Balanced Fund and JPMorgan Access Growth Fund are located. Because the “Investment Companies” are U.S. companies, they are appropriately included under “United States” rather than “Other” for purposes of “Portfolio Composition by Country.”

10.	Comment: The footnotes to the SOI for the JPMorgan SmartRetirement Funds indicate that detailed information about the investment portfolios of the underlying J.P. Morgan Funds (“underlying J.P. Morgan Funds”) can be found in the underlying funds’ Form N-CSR and Form N-Q filings. Please indicate how shareholders of the JPMorgan SmartRetirement Funds are notified of the availability of shareholder reports for the underlying J.P. Morgan Funds.

Response: In addition to the disclosure in the shareholder reports concerning the availability of information concerning the underlying J.P. Morgan Funds on the Funds’ website, the prospectus includes disclosure about the availability of information concerning the underlying J.P. Morgan Funds including a reference to a toll free number and the J.P. Morgan Funds’ website. Effective with the shareholder reports for the June 30thcycle, the shareholder reports will include the toll free number for the underlying J.P. Morgan Funds.

11.	Comment: The JPMorgan Diversified Risk Fund’s shareholder report indicates that the Fund’s investments in swaps will be significant and is a specialized activity. The SOI indicates that the Fund utilizes “portfolio swaps” whereas the prospectus makes reference to total return swaps. Please indicate whether portfolio swaps are the same as total return swap. If so, please consider utilizing consistent terminology in the prospectus and shareholder reports to describe the instruments.

Response: The portfolio swap is a type of total return swap on the performance of a portfolio of long and short international securities. Effective with the April 30, 2014 reporting cycle, the SOI classifies these swaps as “Total Return Basket Swaps” for consistency with prospectus terminology.

12.	Comment: The SOI for the JPMorgan Current Income Fund includes a repurchase agreement with RBS for which the collateral is an asset backed security. The referenced asset backed security is marked as illiquid. Please confirm whether the repurchase agreement is liquid.

Response: Consistent with our financial reporting practice, the tick mark for the reference footnote follows the full description of the instrument and applies to the repurchase agreement and not the underlying collateral. The repurchase agreement is a term repurchase agreement (maturing in excess of 7 days) and is therefore considered illiquid. We note that the underlying collateral is liquid.

13.	Comment: The SOI for the JPMorgan Credit Opportunities Fund and JPMorgan Strategic Income Opportunities Fund indicate that the Funds utilized credit default swaps (“CDS”). Please confirm whether the Funds segregate the notional value of the swap when they sell protection under a CDS.

Response: We confirm that the Funds segregate the notional value of CDS when they sell protection on individual securities under a CDS.

14.	Comment: The SOIs for JPMorgan Credit Opportunities Fund and JPMorgan Strategic Income Opportunities Fund include only abbreviated information concerning credit default swaps on credit indices (“CDX”) (See, e.g., the SOI for JPMorgan Credit Opportunities Fund designating the CDX as CDX.NA.IG.9.V4). Please provide more information concerning the reference obligations for CDX in future shareholder reports.

Response: In accordance with Regulation S-X 12-13, the Funds list each major category of investments by descriptive title (i.e. Swaps on Credit Indices) and include a brief description of the reference obligation underlying for each swap contract. Effective, with the April 30, 2014 reporting cycle, the Funds define the abbreviated information in the footnotes to the Schedule of Investments to provide more clarity around the reference obligations for the CDX.

15.	Comment: The SOI for JPMorgan Credit Opportunities Fund lists two investments in Virgin Media Finance PLC. The investments seem to have the same principal, interest, and maturity but one is marked at premium and the other is marked as in default. Please explain the differences in the investments.

Response: The investments are not identical. The first reference to Virgin Media shows bonds held by the Fund. The second reference to Virgin Media relates to consideration that the Fund was to receive in the form of escrow shares in connection with a proposed business combination. Although the second reference to Virgin Media should not have been designated as “in default,” we believe that the valuation assigned to the second reference to Virgin Media was accurate as the close of the transaction was uncertain at the time of the shareholder report.

Shareholder Reports – Statement of Assets and Liabilities

16.	Comment: The SOI for the JPMorgan Floating Rate Income Fund, JPMorgan High Yield Fund, JPMorgan Global Allocation Fund, and JPMorgan Access Multi-Strategy Fund indicate that the Funds invested in commitments/contingencies. Please confirm compliance with Section 6.04 of Regulation S-X with respect to disclosure of such commitments/contingencies.

Response: The JPMorgan Floating Rate Income Fund, JPMorgan High Yield Fund and the JPMorgan Global Allocation Fund invest in unfunded bank loan commitments. These unfunded bank loan commitments meet the definition of a security under the 1940 Act and are disclosed as part of unrealized gain/loss on the Statement of Assets and Liabilities. They are not commitments defined under ASC 940-10-50-1-3: “Commitments” that would require disclosure under paragraph 15 Section 6.04 of Regulation S-X.

The JPMorgan Access Multi-Strategy Fund makes investments paid in advance. These are additional subscriptions into the underlying Hedge Funds that the Fund currently owns. Certain underlying Hedge Funds require that the additional subscriptions are paid prior to month-end to lock in the investment. The additional subscriptions become effective, at the first of the month. These advances are not commitments defined under ASC 940-10-50-1-3: “Commitments” that would require disclosure under paragraph 15 Section 6.04 of Regulation S-X.

Shareholder Reports – Statement of Operations

17.	Comment: The Statement of Operations for JPMorgan Current Income Fund shows “Other Expenses” of $15,000. As required by Section 6.07(2)(b) of Regulation S-X, please separately identify any expenses that are in excess of 5% of total expenses. If none, please state.

Response: None of the expenses which were summarized as other expenses on the Statement of Operations individually exceeded 5% of total expenses. All of the expenses included in “Other” were less than $10,000 individually, which was the 5% threshold.

Shareholder Reports – Statement of Changes in Net Assets

18.	Comment: Class B shares convert to Class A shares after 8 years. Please indicate how the conversion activity is reflected (e.g., included in purchases and sales or separately designated).

Response: Conversion activity for Class B to Class A shares is included in proceeds from shares issued and redemptions in the Capital Transaction activity on the Statements of Changes in Net Assets.

19.	Comment: The Shareholder Report for the JPMorgan Alternative Strategies Fund indicates that the Fund had a return of capital. Please confirm whether this Fund was in compliance with Section 19(a) of the 1940 Act and how shareholders were notified of the source of distributions.

Response: The JPMorgan Alternative Strategies Fund had a return of capital for its fiscal year ending June 30, 2013, based on estimates of the books and records of the Fund. The Fund did not mail Section 19(a) notices as the Fund had not commenced offering to the public and there were no shareholders as of June 30, 2013 other than the Fund’s investment advisor, J.P. Morgan Investment Management Inc.

Shareholder Reports – Financial Highlights

20.	Comment: The Financial Highlights table for the JPMorgan Access Multi-Strategy Fund II does not specify net assets at the end of the period as required by Item 4(h) of Form N-2.

Response: The JPMorgan Access Multi-Strategy Fund II is a single class fund and specifies the Fund’s net assets at the end of the period on the Statement of Assets and Liabilities. Effective with the March 31, 2014 financial statements, the Fund will include the net assets, at the end of the period as part of the financial highlights table as required under Item 4(h) of Form N-2.

21.	Comment: The JPMorgan U.S. Dynamic Plus Fund and JPMorgan Global Allocation Fund had variations in portfolio turnover for the past two fiscal years. Please confirm that the Statements of Additional Information for the Funds had the disclosure required by Item 16(E) of Form N-1A.

Response: We believe that the Funds are in compliance with Item 16(e) of Form N 1A. Item 16(e) of Form N-1A requires a fund to explain any significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years.” (emphasis added). We note that the staff has not issued guidance concerning what constitutes “significant variation” nor is this term defined in Form N-1A. As part of the annual update process, the Funds review the portfolio turnover and evaluate whether additional disclosure is required in the context of the history of the Fund and the percentage difference between the portfolio turnover from year to year. JPMorgan U.S. Dynamic Plus Fund disclosed the reason for the difference in portfolio turnover for the past two years in its current SAI. With respect to the JPMorgan Global Allocation Fund, we believe that the disclosure was not required.

22.	Comment: The JPMorgan SmartRetirement Funds indicate that the value of the underlying J.P. Morgan Funds is based on Level 1 inputs. Please disclose that the underlying J.P. Morgan Funds may invest in securities that are valued based on Level 2 and Level 3 inputs.

Response: ASC 820-Fair Value Measurements, requires that the appropriate level of the underlying fund within the fair value hierarchy is based on the JPMorgan SmartRetirement Fund’s interest in the underlying J.P. Morgan Fund itself, rather than the underlying J.P. Morgan Fund’s individual assets and liabilities. The categorizations of the underlying J.P. Morgan Funds as Level 1 is based on the underlying J.P. Morgan Funds’ daily NAVs being observable. We will consider adding disclosure in the future on the underlying J.P. Morgan Funds investing in securities that are valued based on Level 2 and Level 3 inputs.

Shareholder Reports – Notes to Financial Statements

23.	Comment: The notes to the Financial Statements for the JPMorgan California Tax Free Bond Fund, JPMorgan New York Tax Free Bond Fund, and JPMorgan Intermediate Tax Free Bond Fund do not include the quantitative disclosure concerning significant unobservable inputs. Please indicate whether the Funds have a materiality or other standard for determining when such disclosure should be included.

Response: The J.P. Morgan Funds policy is to include the Accounting Standard Update 2011-4 “Amendments to Topic 820, “Fair Value Measurements”, quantitative tables when the percentage of level 3 securities exceeds 0.5% of the Funds’ net assets as of the reporting period.

24.	Comments: The related person footnotes concerning sub-accounting, collateral management and custody do not disclose the terms of, and the basis for calculating such fees as required by the Investment Company Audit & Accounting Guide (“Audit Guide”) Chapter 7, Section 109.

Response: The AICPA Audit Guide Chapter 7, Section 109 of refers to FASB ASC 850 “Related Party Disclosures” which states that material related party transactions shall be disclosed in the financial statements.

The collateral management services charged by JPMorgan Chase Bank are less than 5% of the Fund’s total expenses. Therefore these related person fees are not considered material to the JPMorgan Funds’ total operating expenses to include disclosure on the terms and basis for calculating such fees.

The sub-accounting and custody fees are broken out in the Funds’ Statement of Operations, regardless of whether these fees exceed 5% of the Fund’s Total Operating expenses. As these fees may, at times, exceed 5% of certain Funds’ total operating expenses, the Funds disclose that these fees are asset based and transaction based fees which will vary according to the number of positions and transactions effective with the financial reports for the fiscal period ended April 30, 2014.

25.	Comments: The notes indicate that certain funds may be subject to foreign taxes. Please indicate whether the Funds have paid any such taxes, how such taxes were accrued (including on unrealized gains), and the country where such taxes were paid.

Response: The JPMorgan Diversified Fund and JPMorgan Income Builder Fund paid foreign capital gain taxes to the government of India. The tax paid is based off the realized gains from the disposition of Indian securities that were held for less than 1 year. The Funds accrue the tax liability daily based off the unrealized appreciation of Indian securities that are held for less than one year. Losses from the sale of Indian securities held for less than one year are available to offset any Indian foreign capital gain tax liability for a period of eight years.

26.	Comments: The note concerning Borrowings should disclose the average interest rate paid by the applicable funds as required by Article 6.07(3), Regulation S-X.

Response: Effective with the April 30, 2014 reporting cycle, the average interest rate is included in the borrowings disclosure.

27.	Comments: Footnote 3 to the fee table in the October 25, 2013 prospectus for the JPMorgan Access Multi-Strategy Fund II is different than the disclosure in the note to the March 31, 2013 financial statements.

Response: Although the verbiage varies, we believe there is no difference in substance between footnote 3 to the fee table in the October 25, 2013 prospectus and the March 31, 2013 financial statements.

The prospectus footnote states the following:

The Management Fee is payable at a rate of 1/12 of 1.25% of the fund’s month end net asset value, before giving effect to Repurchase Fees (if any), but after giving effect to the Fund’s other expenses.

The Fund’s notes to the financial statements states the following:

The fund pays the Investment Manager a management fee of 1.25% per year (the “Management Fee”), payable monthly at the rate of 1/12 of 1.25% of the month-end net asset value of the Fund, before giving effect to repurchases or Repurchase Fees (if any), but after giving effect to the Fund’s other expenses.

In connection with your review of the shareholder reports, the undersigned hereby acknowledges on behalf of each Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6384

Sincerely,

Laura M. Del Prato
Treasurer

Schedule A

December 31, 2012 financial statements

811-05639	Pacholder High Yield Fund, Inc.	Form N-CSR filed 3/6/2013

811-21638	JPMorgan Trust I	Form N-CSR filed 3/6/2013
Security Capital U.S. Core Real Estate Securities Fund

811-04236	JPMorgan Trust II	Form N-CSR filed 3/6/2013
JPMorgan U.S. Real Estate Fund

February 28, 2013 financial statements

811-21638	JPMorgan Institutional Trust	Form N-CSR filed 5/6/2013
JPMorgan Core Bond Trust
JPMorgan Equity Index Trust
JPMorgan Intermediate Bond Trust

811-21295	JPMorgan Trust I	Form N-CSR filed 5/6/2013
JPMorgan Emerging Markets Debt Fund
JPMorgan Federal Money Market Fund
JPMorgan Prime Money Market Fund
JPMorgan Tax Free Money Market Fund
JPMorgan 100% U.S. Treasury Securities Money Market Fund
JPMorgan Real Return Fund
JPMorgan Tax Aware High Income Fund
JPMorgan Total Return Fund
JPMorgan Strategic Income Opportunities Fund
JPMorgan Current Yield Money Market Fund
JPMorgan Managed Income Fund
JPMorgan Multi-Sector Income Fund
JPMorgan Credit Opportunities Fund
JPMorgan Tax Aware Income Opportunities Fund
JPMorgan Current Income Fund
JPMorgan Inflation Managed Bond Fund
JPMorgan SmartAllocation Income Fund

811-04236	JPMorgan Trust II	Form N-CSR filed 5/6/2013
JPMorgan Michigan Municipal Money Market Fund
JPMorgan Ohio Municipal Money Market Fund
JPMorgan Core Bond Fund
JPMorgan Core Plus Bond Fund
JPMorgan Government Bond Fund
JPMorgan High Yield Fund
JPMorgan Limited Duration Bond Fund
JPMorgan Mortgage-Backed Securities Fund
JPMorgan Short Duration Bond Fund
JPMorgan Treasury & Agency Fund
JPMorgan Arizona Municipal Bond Fund
JPMorgan Michigan Municipal Bond Fund
JPMorgan Municipal Income Fund
JPMorgan Ohio Municipal Bond Fund

JPMorgan Short-Intermediate Municipal Bond Fund
JPMorgan Tax Free Bond Fund
JPMorgan Liquid Assets Money Market Fund
JPMorgan Municipal Money Market Fund
JPMorgan U.S. Government Money Market Fund
JPMorgan Treasury Plus Money Market Fund

March 31, 2013 financial statements

811-22575	J.P. Morgan Access Multi-Strategy Fund II	Form N-CSR filed 6/7/2013

811-21552	J.P. Morgan Access Multi-Strategy Fund, LLC	Form N-CSR filed 6/7/2013

June 30, 2013 financial statements

811-21295	JPMorgan Trust I	Form N-CSR filed 8/30/2013
JPMorgan Access Balanced Fund
JPMorgan Access Growth Fund
JPMorgan U.S. Dynamic Plus Fund
JPMorgan U.S. Large Cap Core Plus Fund
JPMorgan U.S. Research Equity Plus Fund
JPMorgan Disciplined Equity Fund
JPMorgan Dynamic Growth Fund
JPMorgan Growth and Income Fund
JPMorgan U.S. Equity Fund
JPMorgan U.S. Large Cap Core Plus Fund II
JPMorgan Equity Focus Fund
JPMorgan SmartRetirement® Income Fund
JPMorgan SmartRetirement® 2010 Fund
JPMorgan SmartRetirement® 2015 Fund
JPMorgan SmartRetirement® 2020 Fund
JPMorgan SmartRetirement® 2025 Fund
JPMorgan SmartRetirement® 2030 Fund
JPMorgan SmartRetirement® 2035 Fund
JPMorgan SmartRetirement® 2040 Fund
JPMorgan SmartRetirement® 2045 Fund
JPMorgan SmartRetirement® 2050 Fund
JPMorgan SmartRetirement® 2055 Fund
JPMorgan SmartAllocation Equity Fund
JPMorgan Intrepid America Fund
JPMorgan Intrepid Growth Fund
JPMorgan Intrepid Advantage Fund
JPMorgan Intrepid Value Fund
JPMorgan Diversified Fund
JPMorgan Dynamic Small Cap Growth Fund
JPMorgan Mid Cap Equity Fund
JPMorgan Small Cap Core Fund
JPMorgan Small Cap Equity Fund
JPMorgan U.S. Small Company Fund
JPMorgan Value Advantage
JPMorgan Mid Cap Core Fund
JPMorgan SmartRetirement Blend 2015 Fund

JPMorgan SmartRetirement Blend 2020 Fund
JPMorgan SmartRetirement Blend 2025 Fund
JPMorgan SmartRetirement Blend 2030 Fund
JPMorgan SmartRetirement Blend 2035 Fund
JPMorgan SmartRetirement Blend 2040 Fund
JPMorgan SmartRetirement Blend 2045 Fund
JPMorgan SmartRetirement Blend 2050 Fund
JPMorgan SmartRetirement Blend 2055 Fund
JPMorgan SmartRetirement Blend Income Fund

811-04236	JPMorgan Trust II	Form N-CSR filed 8/30/2013
JPMorgan Equity Income Fund
JPMorgan Large Cap Growth Fund
JPMorgan Large Cap Value Fund
JPMorgan Investor Balanced Fund
JPMorgan Investor Conservative Growth Fund
JPMorgan Investor Growth Fund
JPMorgan Investor Growth & Income Fund
JPMorgan Market Expansion Enhanced Index Fund
JPMorgan Mid Cap Growth Fund
JPMorgan Multi-Cap Market Neutral Fund
JPMorgan Small Cap Growth Fund
JPMorgan Small Cap Value Fund
JPMorgan Equity Index Fund
JPMorgan Intrepid Mid Cap Fund

811-08189	J.P. Morgan Fleming Mutual Fund Group	Form N-CSR filed 8/30/13
JPMorgan Mid Cap Value Fund

811-05526	J.P. Morgan Mutual Fund Investment Trust	Form N-CSR filed 8/30/13
JPMorgan Growth Advantage Fund

August 31, 2013 financial statements

811-21295	JPMorgan Trust I	Form N-CSR filed 11/8/2013
JPMorgan Diversified Real Return Fund
JPMorgan Floating Rate Income Fund
JPMorgan Global Bond Opportunities Fund

811-08437	Undiscovered Managers Fund	Form N-CSR filed 11/8/2013
JPMorgan Realty Income Fund
Undiscovered Managers Behavioral Value Fund

October 31, 2013 financial statements

811-21295	JPMorgan Trust I	Form N-CSR filed 12/30/2013
JPMorgan Research Equity Long/Short Fund
JPMorgan Research Market Neutral Fund
JPMorgan Emerging Economies Fund
JPMorgan Emerging Markets Equity Fund
JPMorgan Global Equity Income Fund
JPMorgan Global Research Enhanced Index Fund

JPMorgan International Equity Fund
JPMorgan International Opportunities Fund
JPMorgan International Unconstrained Equity Fund
JPMorgan International Value Fund
JPMorgan Global Allocation Fund
JPMorgan Intrepid International Fund
JPMorgan International Value SMA Fund
JPMorgan Tax Aware Real Return SMA Fund
JPMorgan Global Unconstrained Equity Fund
JPMorgan Total Emerging Markets Fund
JPMorgan Diversified Risk Fund
JPMorgan Intrepid European Fund
JPMorgan Tax Aware Equity Fund
JPMorgan Tax Aware Real Return Fund
JPMorgan International Realty Fund
JPMorgan Latin America Fund
JPMorgan China Region Fund
JPMorgan Strategic Preservation Fund
JPMorgan International Currency Income Fund
JPMorgan Income Builder Fund
JPMorgan Research Equity Long/Short Fund
JPMorgan Global Natural Resources Fund
JPMorgan Growth Long/Short Fund
JPMorgan Multi-Cap Long/Short Fund
JPMorgan Asia Pacific Fund
JPMorgan EX-G4 Currency Strategies Fund
JPMorgan International Unconstrained Equity Fund
JPMorgan Emerging Markets Local Currency Debt Fund
JPMorgan Commodities Strategy Fund

811-04236	JPMorgan Trust II	Form N-CSR filed 12/30/2013
JPMorgan International Equity Index Fund